12117 Bee Caves Road Building Two,
Suite 100 Austin Texas 78738
www.vermillion.com

February 11, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Vermillion, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-171797

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM Eastern Time on February 11, 2011, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

☐	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vermillion, Inc.

By:	/s/ Sandra A. Gardiner

Name:	Sandra A. Gardiner

Title:	Vice President and Chief Financial Officer

Roth Capital Partners, LLC

24 Corporate Plaza

Newport Beach, CA 92660

February 11, 2011

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:      Vermillion, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-171797)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (NYT) on Friday, February 11, 2011, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets